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January 12, 2009

VIA EDGAR

Michael Cocco

Office of International Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Republic of Peru Registration Statement under Schedule B Filed December 12, 2008 File No. 333-156085

Dear Mr. Cocco:

We refer to your letter dated January 6, 2009 pursuant to which the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the Registration Statement on Schedule B (the “Registration Statement”) filed by the Republic of Peru (the “Republic”) on December 12, 2008. We are providing in this letter, which is being prepared on behalf of the Republic, responses to the Staff’s comments. The Republic has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions.

For convenience, we have reproduced below in italics the comments received from the Staff in italics. The responses and information described below are based upon information provided to us by the Republic. Unless otherwise noted, page references in the text of this letter correspond to the pages of Amendment No. 1.

General

1.	To the extent possible, please update the information in the registration statement, including any revisions necessary to reflect any material impact caused by the U.S. banking situation and recent developments in the global economy.

RESPONSE: The Republic takes note of the Staff’s comment and will include updated information on the effects of the recent economic events on Peru in a prospectus supplement (the “Prospectus Supplement”) to be filed with the Securities and Exchange Commission (“SEC”) in connection with issuances of securities filed under the Registration Statement in order to provide more current information at the time of issuance.

2.	Please revise the registration statement to discuss the $3.2 billion anti-crisis emergency package that President Alan García announced in December 2008, indicating how the funds are to be spent. See http://www.peruviantimes.com/president-alan-garcia-lays-out-32-billion-emergency-package-to-cushion-peru-from-global-financial-crisis/.

RESPONSE: The Republic takes note of the Staff’s comment and will include updated information on the effects of the recent economic events on Peru in the Prospectus Supplement.

Summary, page 3

3.	Please revise the Overview section to discuss any material impact caused by changes in public support for President Alan García. See, for example, http://www.peruviantimes. com/poll-sets-president-alan-garcia%e2%80%99s-approval-rating-at-six-month-high/.

RESPONSE: The Republic takes note of the Staff’s comment. We have included an explanation of the changes in public support for President Alan García and how these may affect Peru. See the following disclosure included on page 10 of Amendment No. 1:

As was the case with the Toledo administration, the García administration has seen its approval ratings decline in the months following inauguration. Since then the approval ratings have remained low, but have not generated any social unrest. Similar low approval ratings during the Toledo administration did not affect its ability to govern and are not expected to have a material adverse impact with respect to the García administration. Despite the low approval ratings, the government has had, during 2008, a stable political environment.

4.	In light of the importance of commodities prices on Peru’s medium-term economic growth, consider including a discussion of any potential adverse effects caused by lower prices for copper and other minerals that Peru exports.

RESPONSE: The Republic takes note of the Staff’s comment and will include a discussion of any potential adverse effects caused by lower prices for copper and other minerals that Peru exports in the Prospectus Supplement.

The Economy

Mining and Hydrocarbons, page 32

5.	Please expand your discussion of 2008 mining sector performance. We note media reports that mining companies have curtailed their expansion and development plans due to lower copper prices. See http://www.pertiviantimes.com/president-alan-garcia-lays-out-32-billion-emergency-package-to-cushion-peru-from-global-financial-crisis/.

RESPONSE: The Republic takes note of the Staff’s comment and will include updated information on the performance of the mining sector, and especially the mining companies’ expansion and development plans, in the Prospectus Supplement.

Employment and Labor, page 40

6.	Please provide more updated statistics regarding the labor strikes, including the mining union protest. We note recent media reports about nationwide mine workers strikes, which adversely affected production at some of the largest mines, as well as reports indicating that the government has mobilized the military to control crowds. See, for example, http://cn.reuters.com/article/idUKN0744523520080707. Please indicate to what extent these events may affect the investment climate and mining production.

RESPONSE: The Republic takes note of the Staff’s comment and will include updated information regarding labor strikes, including strikes in the mining sector, in the Prospectus Supplement. We also intend to include disclosure in the Prospectus Supplement to indicate the extent to which these events may affect the investment climate and mining production in Peru.

Poverty and Income Distribution, page 42

7.	Please discuss any material effects that the poverty rate may have on social and political instability.

RESPONSE: The Republic takes note of the Staff’s comment. We have revised the disclosure included in the Registration Statement to include a discussion on the effects of the poverty rate on social and political instability. See the following revised disclosure included on page 43 of Amendment No. 1:

High poverty rates negatively affect social and political stability, causing social unrest, road blocks and strikes. With this in mind, the García Administration has declared that raising the standard of living of the Peruvian population and remedying poverty will be among its most important goals. The administration intends to achieve these goals through sustainable economic growth and by improving the efficiency and quality of social spending programs with a goal to reduce poverty below 30% of the total population and to reduce the rate of malnutrition below 24% by the end of President García’s term.

Balance of Payment and Foreign Trade

Trade Balance, page 47

8.

Please revise to indicate that Peru registered a trade deficit in September 2008, followed by a $506 million shortfall in October. See http:/www.peruviantimes.com/president-alan-garcia-lays-out-32-billion-emergency-package-to cushion-peru-from-global-financial-

crisis/. In light of the significant role that exports have in Peru’s economy, please also discuss material trends in the current economic environment, including any potential affect that decreasing metals prices may have on exports.

RESPONSE: The Republic takes note of the Staff’s comment and will include updated information on the trade balance of Peru in the Prospectus Supplement at that date. The Prospectus Supplement will also highlight any material effects which the current economic environment may have on exports.

The Monetary System

Monetary Policy, page 58

9.	We note the discussion in the first paragraph states that “the Central Bank’s target annual inflation rate for 2008 is 2%, plus or minus 1%.” We also note that an IMF report projected inflation at 6½% by the end of 2008. See http://www.imf/org/external/np/ms/2008/121208.htm. Please advise or revise.

RESPONSE: The Republic takes note of the Staff’s comment. We have revised the disclosure included in the Registration Statement to reflect that actual inflation for 2008 is expected to significantly exceed the Central Bank’s target inflation. Additionally, we will include updated inflation information in the Prospectus Supplement. See the following revised disclosure included on page 58 of Amendment No. 1:

The Central Bank’s target annual inflation rate for 2008 is 2%, plus or minus 1%, although it is expected that actual inflation for 2008 will significantly exceed the Central Bank target.

Public Sector Debt

External Debt, page 87

10.	Please consider including a discussion of Peru’s debt rating in this section.

RESPONSE: The Republic takes note of the Staff’s comment and has included a discussion of Peru’s debt rating. See the following disclosure included on page 87 of Amendment No. 1:

Peru’s credit ratings are as follows:

•	Fitch: long-term issuer default rating of BBB- (Outlook Positive);

•	Standard & Poor’s: long-term foreign currency credit rating of BBB- (Outlook Positive); and

•	Moody’s: long-term foreign currency bonds rating of Ba1 (Outlook Positive).

A Fitch “BBB-” rating indicates that there are currently expectations of low credit risk. The capacity for payment of financial commitments is considered adequate but adverse changes in circumstances and economic conditions are more likely to impair this capacity. This is the lowest investment grade category. Securities rated in this category are investment grade. A Fitch outlook indicates the direction in which a rating is likely to move over a one to two-year period. Outlooks may be “Positive,” “Stable” or “Negative.” A Positive or Negative outlook does not imply a rating change is inevitable. Similarly, a rating for which outlook is “Stable” could be upgraded or downgraded before an outlook moves to Positive or Negative if circumstances warrant such an action. On April 2, 2008, Fitch upgraded Peru’s long term foreign currency debt rating from BB+ to BBB- with an outlook of Positive.

A Standard & Poor’s “BBB-” rating indicates that an obligor exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Securities rated in this category are investment grade. A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate to longer term. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A Standard & Poor’s outlook of “positive” means that a rating may be raised; however, an outlook is not necessarily a precursor of a rating change. On July 14, 2008, Standard & Poor’s upgraded Peru’s long-term foreign currency debt rating from BB+ to BBB- with an outlook of Positive.

For Moody’s, obligations rated “Ba1” are judged to have speculative elements and are subject to substantial credit risk. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification. The modifier 1 indicates a high-range ranking in the Ba generic rating classification. Moody’s rating outlook is an opinion regarding the likely direction of a rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing (contingent upon an event). On August 19, 2008, Moody’s upgraded Peru’s the foreign currency rating from Ba2 to Ba1 with an outlook of Positive.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Peru’s current ratings and the rating outlooks currently assigned to Peru are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Peru. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. The information above was obtained from information available on the websites of the rating agencies.

Description of the Securities

Particular Provisions Applicable to the Debt Securities, page 105

11.	Please revise the caption of this paragraph to reference specifically the collective action clause, rather than “particular provisions.”

RESPONSE: The Republic takes note of the Staff’s comment and has revised page 105 of Amendment No. 1 accordingly.

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We are grateful for your assistance in this matter. Please call me (212-455-3066) with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses to the comment letter.

Very truly yours,

/s/ Jaime Mercado

Jaime Mercado

Cc:	José Augusto Tenorio Benavides
Consulate General of Perú
241 East 49th Street
New York, New York 10017